Appendix A

First Trust/Dow Jones Dividend & Income Allocation Portfolio	April 18, 2012
First Trust Multi Income Allocation Portfolio	May 1, 2014
First Trust Capital Strength Portfolio	April 15, 2020
First Trust International Developed Capital Strength Portfolio	April 15, 2020
First Trust Growth Strength Portfolio	May 12, 2023